

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2011

Mr. Frank P. Simpkins
Chief Financial Officer
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650-0231

      RE: **Kennametal Inc.**
                    Form 10-K for the fiscal year ended June 30, 2010
                    Filed August 12, 2010
                    File No. 1-05318

Dear Mr. Simpkins:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Schedule II Valuation and Qualifying Accounts and Reserves, page 65

1. Reference is made to the "Other Adjustments" column and the amounts denoted with an "a." We note from your disclosure that these amounts represent foreign currency translation adjustments and reserves divested or acquired through business combinations. Please provide us with the amounts that are for the "reserves acquired through business combinations" by each category and for each year presented in this schedule and the amount for the corresponding asset, which relates to these reserves. Please tell us if the corresponding asset with this type of assigned reserve was recorded at the acquisition date fair value and explain the facts and circumstances upon which you recorded such "reserves acquired through business combinations." As part of your response, please cite the direct accounting guidance upon which you based your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3212 with any other questions.

       In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief